Exhibit 99

OAO Morion, Inc

Annual Report 2006

OAO Morion

Table of Contents

Management’s Discussion & Analysis	3

Balance Sheets	4

Statements of Income	5

Statements of Cash Flows	6

Notes to Financial Statements	7 - 16

Report of Management	17

Report of Auditors	18

OAO Morion

Managements Discussion

1.	Market and operational situation for Morion, Inc. during year 2006:

a.	Significant inflation rate in Russia (9 % in year 2006)

b.
Significant reduction of USD value in general and in Russia in particular (8,5 % drop in USD/RUR exchange rate). This made operation of Morion in USD oriented countries (China, USA, etc.) more complicated if compared with year 2005.

c.	Visible reduction of available qualified workforce and general increase in cost of workforce in St. Petersburg.

d.	Presence of serious competition. Especially for foreign markets.

e.
Significantly increased demand (if compared with year 2005) in all products (excluding quartz blanks). Such demand was driven by overall growth of economy in Russia and successful development and implementation of new telecommunication and broadcasting systems worldwide (3G mobile communication standards: WCDMA, TD-SCDMA, CDMA 2000; mobile internet systems: WiMAX, Wibro; digital TV broadcasting: fixed & mobile).

2.	Technology & production achievements:

a.	Significant improvement of production yields for all production leading to reduced costs and increased quantity of production made.

b.	Volume production of own precision crystals allowed to minimize supply of this critical components from other sources.

c.	A wide range of new products was developed and introduced in production in year 2006.

d.	Significant increase in production capacity for all products in year 2006 and build up of the basis for further increase in year 2007.

3.	Sales & Marketing achievements:

a.	The highest in history of Morion sales level of 14500 kUSD was achieved in year 2006 (~ 27% growth if compared with year 2005).

b.	Morion became supplier No.1 for such key customers like Rohde & Schwarz (Germany) and ZTE (China).

c.	Morion started sales on such new markets like Japan & New Zealand.

d.	Morion remains No.1 supplier of precision quartz frequency control products in Russia and CIS.

4.	Resume:

Continuous marketing, R&D, production effort combined with increased demands in production developed and manufactured by Morion allowed Morion to achieve unprecedented level of performance in very competitive market environment. Strong orientation for highest level of products allowed Morion to go up to 3rd or even 2nd place in the world in supply of precision oscillators with stability of E-9 level and better. Again serious basis was prepared for further growth of sales in profits in year 2007.

OAO Morion

Balance Sheets
As at December 31, 2006 and December 31, 2005
(in thousands of U.S. dollars)

	Note	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	3	$1,892	$2,186
Trade receivables net of allowance	4	2,234	1,327
Other receivables and prepayments, net of allowance	5	1,101	650
VAT receivable	6	868	390
Due from related parties	7	85	39
Inventory	8	2,563	1876
Taxes receivable	9	177	0
Total current assets		8,920	6,468

Non current assets
Property, plant and equipment, net of accumulated depreciation	10	4,798	3,892
Intangible assets, net of amortization	11	4	5
Long term investments	12	0	0
Total non current assets		4,802	3,897

Total assets		$13,722	$10,365

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Loans		$0	$0
Accounts payable		588	407
Accounts payable due to related parties	7	143	223
Accrued liabilities	13	15	5
Customer deposits and advances		1,883	501
Accrued payroll	14	502	346
Other taxes payable and withheld	15	412	416
Other payables		20	61
Total current liabilities		3,563	1,959

Non current liabilities
Long term debt		0	0
Total non current liabilities		0	0

Shareholders’ equity :
Capital stock	16	29	29
Contributed surplus	16	2,314	2,314
Retained earnings		7,816	6,063
Total shareholders’ equity		10,159	8,406

Total liabilities and shareholders’ equity		$13,722	$10,365

See accompanying notes to financial statements

OAO Morion

Statements of Income and Comprehensive Income
For the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars except Per Share information)

	Note	2006	2005

Sales		$14,541	$11,423

Direct costs		5,903	4,997
Manufacturing costs		3,231	2,381
Costs of goods sold		9,134	7,378

Gross margin on sale		5,407	4,045

Operating expenses:
Administrative expenses		2,008	1,519
Selling expenses		290	250
Depreciation of fixed assets		505	366
Amortization of intangible assets		1	1
Taxes other than income taxes		226	65
Engineering expenses		262	242

Income from Operating		2,115	1,602

Others revenues/gains (expenses/losses):
Loss on disposal of property and equipment		(9)	6
Interest and other income		(119)	71
Gain on translation of foreign currency		(184)	69
Income from GKO		0	0
Income before unusual or infrequent items		(312)	146

Unusual or infrequent items
Gain on Extraordinary items		0	0

Income from continuing operations		2,427	1,748

Profit tax expense	17,18	564	455

Net income		$1,863	$1,293

Dividends accrued for the Year 2005		$110

See accompanying notes to financial statements

OAO Morion

Statements of Cash Flows
For the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars)

	2006	2005

Cash flow from operating activities
Net income	$1,863	$1,293

Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	505	367
Financial income	0	0
Foreign currency translation adjustments	311	32
Loss on disposals of property and equipment	(1)	2
Operating profit before working capital changes	2,678	1,694

Changes in operating assets and liabilities:
Increase in trade and other receivables	(1882)	111
Increase in inventories	(687)	(313)
Decrease in payables	860	68
Net cash provided by operating activities:	969	1,560

Cash flows from investing activities
Purchase of property, plant and equipment	(1418)	(1010)
Sale of equipment	8	6
Sale of GKO	0	0
Coupon income received	0	0
Net cash used in investing activities	(1,410)	(1,004)

Cash flows from financing activities
Proceeds from issuance of share capital	0	0
Dividends paid	147	(1)
Long and short term borrowings repayment	0	0
Net cash used in financing activities	147	(1)

Net (decrease) increase in cash and cash equivalents	(294)	555

Cash and cash equivalents at beginning of year	2,186	1,631

Cash and cash equivalents at end of year	$1,892	$2,186

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Note 1 - Background

a) Organization and Nature of the Business and Operations

The Company is incorporated under the laws of the Russian Federation.

The Company is a producer of industrial oscillators, crystal blanks, resonators and filters, which are being produced for Russian, CIS and foreign markets.

b) Russian Business Environment

The Russian Federation has been experiencing political and economic change which has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Company. The future business environment may differ from management's assessment. The impact of such differences on the operations and financial position of the Company may be significant.

c) Going concern

The ultimate recoverability of the Company's investments is dependent upon its ability to achieve and maintain profitability, which is dependent to a certain extent on the stabilization of the economy of Russia and the Company's ability to obtain adequate financing to meet capital commitments.

d) Convertibility of the Rouble

The Russian rouble is not a convertible currency outside the Russian Federation and, accordingly, any conversion of Russian rouble amounts to US dollars should not be construed as a representation that Russian rouble amounts have been, could be, or will be in the future, convertible into US dollars.

e) Taxation

Profit tax on the profit for the year comprises current and deferred tax. Profit tax is recognized in the Statement of Operations except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable profit for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilized.

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Note 2 - Summary of Significant Accounting Policies

The Company's significant accounting policies are summarized as follows:

a) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accounting policies have been consistently applied.

b) Reporting currency and Foreign Currency Translation

The statutory accounts of the Company are maintained in accordance with Russian accounting regulations and are stated in rubles.

Ruble amounts are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ¹52 (SFAS 52), "Foreign Currency Translation".

Under SFAS 52, the financial statements of entities in a highly inflationary economy are measured in all cases using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currency are translated into U.S. dollars at the prevailing period-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the exchange rates effective at the date of transaction.

Translation differences resulting from the use of these different rates are included in the accompanying Balance sheets and Statements of operations. In 2006 and 2005, that translation difference loss was completely expensed in the Statements of Operations in the line 'Foreign Currency translation loss'.

c) Revenue Recognition

The Company records revenues as earned at the time goods are shipped.

The same principle was used for the tax purposes.

d) Inventory

Raw materials inventory is stated at the lower of cost or net realizable value. Work-in-progress and finished goods are also stated at the lower of cost or net realizable value. The method of determining cost employed by the Company is on the first-in, first-out basis.

e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Land	not depreciated
Buildings	25 years
Construction	25 years
Equipment	12.5 years
Office furniture and equipment	5 years
Motor vehicles	5 years

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

f) Comparative figures

Comparative figures incorporated herein are based on the prior year's financial statements but have been restated where necessary to accord with revised disclosures in this year.

g) Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

h) Comprehensive Income

For the years ended December 31, 2006 and 2005 comprehensive income was equal to net income reported in the statements of operations.

i) Financial Instruments

There are no items having impact under the application of FAS 133.

Note 3 - Cash and cash equivalents

The Company's cash balances at December 31, 2006 and 2005 consist of the following:

	2006	2005
Russian rouble bank accounts	1,238	1,329
Foreign currency bank accounts	654	857
Bonds	0	0
	$1,892	2,186
Note 4 - Trade receivables

The Company's trade accounts receivable at December 31, 2006 and 2005 consists of the following:

	2006	2005
Trade accounts receivable	2,259	1,519
Provision for bad and doubtful receivables	(25)	(192)
	$2,234	1,327

Provision for doubtful accounts at the end of 2006 is set up at the rate 50% from the base k$50 for internal market (calculated on the base of analysis of the bad domestic accounts).

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Note 5 - Other receivables and prepayments

The Company’s other receivables and prepayments at December 31, 2006 and 2005 consist of the following:

	2006	2005

Advances given	647	356
Accountable persons	1	8
Settlements with personnel	86	-
Other debtors	336	234
Prepaid expenses	31	81
Total other receivables and prepayments	1,101	679
Provision for doubtful debtors	0	(29)
	$1,101	650
Note 6 - VAT receivable

The increase up to k$868 of VAT receivable is explained by the complication of ground procedure of VAT reimbursement, accounting to the prolongation of this process in time.

Note 7 - Related Party Transactions

(a)	Amounts due from related parties
	2006	2005

Frequency Electronics, Inc	85	39
	$85	39

(b)	Amounts due to related parties

	2006	2005

Frequency Electronics, Inc	143	223
	$143	223

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Note 8 - Inventory

Inventory carried at lowest of cost or by FIFO method at December 31, 2006 and 2005 consists of the following:

	2006	2005

Finished Goods	536	452
Work in Progress	1,085	482
Raw Materials	944	944
Total inventory	2,565	1,878
Provision for stock obsolescence	(2)	(2)
	$2,563	1,876

Note 9 - Taxes receivable
The Company's taxes receivable balances at December 31, 2006 and 2005 consist of the following:

	2006	2005

Current profit tax receivable	176	0
Other taxes receivable	1	0
	$177	0

Note 10 - Property, Plant and Equipment

Property, plant and equipment at December 31, 2006 and 2005 consist of the following:

	2006	2005
Land	28	28
Buildings	515	491
Constructions	47	47
Machinery and equipment	5,329	4,237
Office equipment, furniture and fixtures	248	221
Motor vehicles	113	83
Prepayments for fixed assets	256	232
Total property and equipment, at cost	6,536	5,339
Less accumulated depreciation	(1,738)	(1,447)
Net book value	$4,798	3,892

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Note 11 - Intangible assets

Intangible assets at December 31, 2006 and 2005 consist of the following:

	2006	2005

Technical documentation	43	43
Software	9	9
Total intangible assets	52	52
Less accumulated amortization	(48)	(47)
	$4	5

Note 12 - Long term financial investments

The Company’s long term financial investments at December 31, 2006 and 2005 consist of the following:

	2006	2005

Investments in associates	4	4
GKO (Russian Government obligation)	0	0
Others	0	0
Total Long term financial investments	4	4
Provision for loss on investments in associates	(4)	(4)
	$0	0

The associated companies, all registered in Russia, in which investments are held, are as follows:

Name	Nature of business	% Equity held	2006	2005

MOST - 1	Production of quartz crystals	30%	3	3
MOST - 2	Production of quartz resonators	40%	1	1
			$4	4

Activities of the associates are to cease in 2006 and thus they are provided for.

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Note 13 - Accrued liabilities

The Company's accrued liabilities balances at December 31, 2006 and 2005 consist of the following:

	2006	2005

Accrued materials and services	15	5
	$15	5

Auditors’ services.

Note 14 - Accrued payroll

The Company's accrued payroll balances at December 31, 2006 and 2005 consist of the following:

	2006	2005

Accrued payroll	399	275
Payroll related taxes	103	71
	$502	346

Note 15 - Other taxes payable and withheld

The Company's taxes payable and withheld balances at December 31, 2006 and 2005 consist of the following:

	2006	2005

Current profit tax payable	0	101
Other taxes payable	412	315

	$412	416

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Note 16 -  Common stock

At December 31, 2006 the authorized capital stock of the Company consists of 53,130 common shares, of which 53,130 are issued, with par value 1 rouble per share.

	Common Stock	Contributed Surplus	Retained earnings	Total Stockholders Equity

Balances at December 31, 2004	$29	$2,314	$4,770	$7,113
Net income	-	-	1,293	1,293

Balances at December 31, 2005	29	2,314	6,063	8,406
Net income	-	-	1,863	1,863
Dividends declared:	-	-	(110)	(110)

Balances at December 31, 2006	$29	$2,314	$7,816	$10,159

Note 17 - Profit tax

In 2006 and in 2005, the Company’s operations resulted in a profit for Russian tax purposes. Profit tax was charged as at December 31, 2006 and 2005. The statutory profit tax rate was 24% in 2006 and 24% in 2005.

Major components of tax expense included in the determination of net profit for the period:

	2006	2005

Current profit tax expense	496	379
Deferred profit tax expense	68	76
	$564	455

Profit tax expense, which relates substantially to current profit tax, differs from the statutory profit tax as follows:

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Main items making up Deferred profit tax are:

	2006	2005

Property, plant and equipment	(47)	(47)
Intangible assets	3	3
Inventory	122	2
Trade receivables	26	46
Others receivables and prepayments	0	12
Others	0	1
Accrued liabilities	4	1
Accrued payroll	76	50
Total deferred tax assets (liabilities)	$184	68

Note 18 - Profit tax expense (continued)

The Company is subject to profit tax at a statutory rate of 24%. Profit tax expense, which relates substantially to current profit tax, differs from the statutory profit tax as follows:

Profit before profit tax expense	$2,427
Profit tax at statutory rates		582

Add / (deduct) :
Foreign currency translation loss	219
Depreciation	94
Materials	296
Changes in disposals of FA	1
WIP adjustment	(415)
Expenses	(57)
Finished goods adjustment	17
Deferred expenses	11
Tax allowances	2
Change in provisions	196
Total adjustments	364

Financial profit per statutory books	2,063

Income tax at statutory rates	495
Foreign currency translation adjustment	(1)
Actual profit tax expense	$496

OAO Morion

Notes to Financial Statements
As at December 31, 2006 and 2005
And for the Years ended December 31, 2006 and 2005
(in thousands of U.S. dollars - where applicable)

Note 19 - Commitments and Contingencies

a) Taxation contingencies

The Russian taxation system is often unclear and contradictory that is why it is a subject for interpretations and it is a base for tax risks in Russia.

Management believes that it has adequately provided for tax liabilities based on its interpretation of tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

b) Constructed contract commitment

We suppose existence of possible financial risks related to realization of the Regulation of the St. Petersburg Government of July 7, 2004 No. 1350 on construction completion.

OAO Morion

Report of Management

The Company’s management is responsible for the preparation and integrity of the financial information contained in this annual report. Management is also responsible for maintaining a system of internal financial controls designed to provide reasonable assurance that financial records are adequate and can be relied upon to produce consolidated financial statements in accordance with generally accepted accounting principles in United States of America.

Management has assessed its system and believes these financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America appropriate in the circumstances and the other financial information in this annual report is consistent with these statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

The system of internal financial controls is supported by written policies and guidelines, by careful selection and training of financial management personnel, and by an internal audit staff which coordinates its activities with the Company’s independent auditors. To foster a strong ethical climate in the conduct of the Company’s affairs, the Company has embodied a code of ethics in its Corporate policies which are publicized throughout the Company. This code of ethics addresses, among other things, compliance with all laws and the accuracy and integrity of books and records.

The Company maintains a systematic program to assess compliance. The Audit and Compliance Committee of the Board of Directors is composed entirely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors to discuss internal accounting controls, the quality of financial reporting and other relevant matters. Financial management, as well as the internal auditors and the independent auditors, have full and free access to the Audit and Compliance Committee.

St. Petersburg, Russia May 29, 2007

/s/ Yakov L. Vorokhovsky		/s/ Alex B. Gunin
Yakov L. Vorokhovsky General Director		Alex B. Gunin Chief Accountant

Independent Auditors’ Report

To the stockholders and Board of Directors of OAO Morion

We have audited the accompanying balance sheets of OAO Morion for the fiscal year 1 January-31-December 2006, and the related statements of income and cash flows for each of the years then ended together with notes thereon.

These financial statements, as set out on pages 3 to 17, are the responsibility of the Company’s Board of Directors and Executive Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of opinion

We have conducted our audit in accordance with standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting policies applied by Management and significant estimates made by Management as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Under the results of the audit we consider necessary to note the following:

The company has a weakened internal control for the observance of methodology of accounting of finished goods and correctness of data forming in the complex computer informational system used for accounting and preparation of the financial reporting.

Opinion

In our opinion, with the exception of affect, which the above mentioned aspects have on the financial reporting, the financial statements gives a true and fair view of the Company’s assets, liabilities and financial position at 31 December 2006 and of the results of the Company’s operations for the fiscal year 1 January-31 December 2006 in accordance with accounting principles generally accepted in the United States of America.

Copenhagen, Denmark	St. Petersburg, Russia
June 4, 2007	June 4, 2007
ALSO & BREINHOLT	ZAO Petro-Bait-Audit
statsautoriseret revisionsaktieselskab

/s/ Per Winther	/s/ Olga Ostrovskaya
Per Winther	Olga Ostrovskaya
State Authorized Public Accountant	State Authorized Public Accountant